


UNITED STATES
SECURITIES AND EXCHANGE COM
Washington, D.C. 20549

SEC Mail Processing Section

FEB 2 5 2011

Washington, DC
110

PROVAL
3235-0123
April 30, 2013
average burden
per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/10____ AND ENDING____12/31/10____
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitz Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

One Pacific Place, 1125 South 103rd Street, Suite 200
(No. and Street)

Omaha, Nebraska 68124-1071
　(City)　　　　　　　　　　　　　(State)　　　　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
　　Kenneth R. Stoll　　　　　　　　　　　　　　　　　　　(402) 391-1980
　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut Street, Cincinnati, Ohio 45202
(Address)　　　　　　　　(City)　　　　　　　　　　(State)　　　　　(Zip Code)

CHECK ONE:

　☒ Certified Public Accountant
　☐ Public Accountant
　☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Kenneth R. Stoll_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Weitz Securities, Inc._____ , as
of __December 31_____ , 20 __10__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

GENERAL NOTARY - State of Nebraska
MARY E. BICKELS
My Comm. Exp. Feb. 26, 2014

_____
Signature

Vice President and CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weitz Securities, Inc.

Financial Statements

Year Ended December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm... 1

Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements... 6-8

Supplemental Information

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1............9
Statement Regarding Rule 15c3-3 and Possession and Control.......................................10

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal
Control...11



Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Weitz Securities, Inc.

We have audited the accompanying statement of financial condition of Weitz Securities, Inc. (the Company) as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weitz Securities, Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Cincinnati, Ohio
February 22, 2011

Weitz Securities, Inc.

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	278,263
Prepaid expenses		17,697
Total assets	$	295,960

Liabilities and Stockholder's Equity

Liabilities

Due to affiliate (Note 3)	$	17,697
Common stock, $1.00 par value 10,000 shares authorized;		
10,000 shares issued and outstanding		10,000
Additional paid-in capital		200,541
Retained earnings		67,722
		278,263
Total liabilities and stockholder's equity	$	295,960

The accompanying notes form an intergral part of these financial statements.

Weitz Securities, Inc.

Statement of Income

Year Ended December 31, 2010

Investment income	$	192
Total revenue		192
Expenses		
Advertising and promotion		372,341
Compensation		210,000
Insurance		36,597
Printing, postage and mailing		36,101
Registration		30,239
Legal and audit		17,941
Communications		17,395
Other		44,404
		765,018
Expenses reimbursed by affiliate (Note 3)		(765,018)
Net expenses		-
Net income	$	192

The accompanying notes form an intergral part of these financial statements.

Weitz Securities, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, beginning of year	$ 10,000	$ 200,541	$ 67,530	$ 278,071
Net income	–	–	192	192
Balance, end of year	$ 10,000	$ 200,541	$ 67,722	$ 278,263

The accompanying notes form an intergral part of these financial statements.

Weitz Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities		
Net income	$	192
Net increase in cash		192
Cash and cash equivalents, beginning of year		278,071
Cash and cash equivalents, end of year		$278,263

The accompanying notes form an intergral part of these financial statements.

Weitz Securities, Inc.

Notes to Financial Statements

December 31, 2010

1. Nature of the Business and Significant Accounting Policies

Nature of Business

Weitz Securities, Inc. (the "Company") is registered as a broker dealer in securities under the Securities Exchange Act of 1934 and is subject to the examining authority of the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company acts as a broker dealer with respect to the purchase, sale and redemption of shares in The Weitz Funds, and is exempt from Rule 15c3-3, under subparagraph k(1)(ii). The Company's revenues are derived solely from investment income earned from cash balances.

The following is a summary of significant accounting policies employed by the Company in the preparation of its financial statements:

Income Taxes

The sole shareholder of the Company has elected to have the Company taxed for Federal and Nebraska income tax purposes as an S corporation under Section 1361 of the Internal Revenue Code and a corresponding section of the state income tax code. Under these provisions, the stockholder's share of the Company's net income or loss for the year is reported on the stockholder's individual tax returns. Accordingly, no provision has been made in the accompanying financial statements for Federal or state income tax expense.

The Company has reviewed its tax positions taken on its federal income tax returns for each of the three open tax years and as of December 31, 2010 and has determined that no provision for income taxes is required in the financial statements.

Cash and Cash Equivalents

The Company classifies as cash equivalents those highly liquid investments that are both readily convertible into cash and present insignificant risk of changes in value because of changes in interest rates.

At December 31, 2010, cash equivalents included investments in a government money market mutual fund of $278,263 for which Wallace R. Weitz & Company ("Weitz & Co."), an affiliate under common control, acts as investment adviser and transfer agent.

Weitz Securities, Inc.

Notes to Financial Statements (continued)

Various inputs can be used in determining the value of the Company's financial instruments. These inputs are used in determining the value of the Company's cash equivalents and are summarized in the following fair value hierarchy:

- Level 1 – quoted prices in active markets for identical securities,

- Level 2 – other significant observable inputs (including quoted prices for similar securities),

- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $255,001 which was $250,001 in excess of required net capital. The Company's aggregate indebtedness percentage to net capital was 6.9%.

3. Related Party Transactions

Expenses related to the Company's operations, totaling $765,018 were paid by Weitz & Co. pursuant to an expense reimbursement agreement. At December 31, 2010, $17,697 of such expenses were not yet reimbursed and are included in "Due to affiliate" on the Statement of Financial Condition. Weitz & Co. also provides the Company with office facilities and personnel. The Company is economically dependent on Weitz & Co. continuing this practice of paying expense of the Company. Weitz & Co. has represented that it will continue to support the operations of the Company.

4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

5. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Weitz Securities, Inc.

Computation of Aggregate Indebtedness
and Net Capital Pursuant to Rule 15c3-1

December 31, 2010

	Schedule I
Total stockholder's equity from statement of financial condition	$ 278,263
Less non-allowable assets, prepaid expenses	17,697
Less haircuts on securities, money market mutual fund	5,565
Net capital	$ 255,001
Total aggregate indebtedness	$ 17,697
Computation of basic net capital requirment	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness, $1,180)	$ 5,000
Net capital in excess of minimum requirement	$ 250,001
Percentage of aggregate indebtness to net capital	6.9%

There were no matieral differences between the audited Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010 Part IIA FOCUS filing.

Weitz Securities, Inc.

Statement Regarding Rule 15c3-3 and Possession and Control

December 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.



Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on
Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors of
Weitz Securities, Inc.

In planning and performing our audit of the financial statements of Weitz Securities (the
Company), as of and for the year ended December 31, 2010, in accordance with auditing
standards generally accepted in the United States, we considered its internal control over
financial reporting (internal control), as a basis for designing our auditing procedures for the
purpose of expressing our opinion on the financial statements, but not for the purpose of
expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we
do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we
have made a study of the practices and procedures followed by the Company, including
consideration of control activities for safeguarding securities. The study included tests of such
practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in
making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital
under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule
15c3-3. Because the Company does not carry securities accounts for customers or perform
custodial functions relating to customer securities, we did not review the practices and
procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and
   recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls and of the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and procedures can be expected to
achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable but not absolute assurance
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Cincinnati, Ohio
February 22, 2011

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FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Weitz Securities, Inc.
Years Ended December 31, 2010 with Report and
Supplementary Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

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